                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-23147
                                                                       ---------


(Check one)

[X] Form 10-K and Form 10-KSB        [ ] Form 11-K
[ ] Form 20-F     [ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For period ended           APRIL 1, 2001
                  --------------------------------------------------------------

[ ]     Transition Report on Form 10-K and Form 10-KSB
[ ]     Transition Report on Form 20-F
[ ]     Transition Report on Form 11-K
[ ]     Transition Report on Form 10-Q and Form 10-QSB
[ ]     Transition Report on Form N-SAR

For the transition period ended
                                ------------------------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant    OUTSOURCE INTERNATIONAL, INC.
                              --------------------------------------------------

      Former name if applicable   NOT APPLICABLE
                                ------------------------------------------------


--------------------------------------------------------------------------------

      Address of principal executive office (STREET AND NUMBER)

                                              1690 S. CONGRESS AVENUE, SUITE 210
                                              ----------------------------------


      City, State and Zip Code       DELRAY BEACH, FL 33445
                                ------------------------------------------------


                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      On June 11, 2001, the registrant and its operating subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Central District of California. The registrant's Annual Report on Form 10-K for the year ended April 1, 2001 (the "Form 10-K") is due to be filed on July 2, 2001. The registrant is unable to complete and file the Form 10-K without unreasonable effort or expense by the due date because (i) the registrant's personnel responsible for the preparation of the Form 10-K are also responsible for the preparation of the bankruptcy court filings and related matters and these efforts have diverted their attention from the preparation of the Form 10-K and (ii) the content of the Form 10-K, including the financial statements, will be affected by the bankruptcy filings. The registrant expects to file the Form 10-K on or before July 17, 2001.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

Donn A. Beloff                                            (954) 468-2478
--------------------------------------------------------------------------------
    (Name)                                        (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      It is anticipated that there will be a significant change in the registrant's results of operations for the fiscal year ended April 1, 2001 compared to the fiscal year ended December 31, 1999 in the following respects:
(i) net income of $7.2 million (including an extraordinary gain of $8.5 million) is anticipated for the fiscal year ended April 1, 2001 compared to a net loss of approximately $30.9 million for the year ended December 31, 1999 and (ii) it is anticipated that due to the events resulting from the registrant filing for relief under the Bankruptcy Code, the opinion of the registrant's independent accountant will include a going concern qualification. The opinion of the registrant's independent accountant for the year ended December 31, 1999 also contained a going concern qualification based on, among other things, the registrant's noncompliance with the terms of its borrowing facilities.

                          OUTSOURCE INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




      Date: July 2, 2001               By /s/ Michael A. Sharp
                                          --------------------------------------
                                              Michael A. Sharp
                                              Chief Financial Officer




                                       3